Exhibit 99.1
Trina Solar Response to Trade Action Filed in the United States
Changzhou, China — Oct. 24 — On October 19, 2011, a trade action was filed in Washington, DC alleging the unfair importation of Crystalline Silicon Photovoltaic Cells and Modules from China. Trina Solar, among other Chinese suppliers, was identified as an exporter of these products to the United States market.
Trina Solar believes the allegations made by the U.S. petitioners will eventually prove to be unfounded and that Trina Solar’s transactions with its United States customers were made in accordance with international trade practices. The company has, and will continue to, adhere to prudent and recognized United States industry practices and standards. Trina Solar is confident that these facts will be affirmed within the proceedings.
As before, Trina Solar remains dedicated to bringing the sustainable benefits of clean and innovative solar energy products and services to residential, commercial and utility scale customers throughout the United States and worldwide.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd., is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com